2006-12-07

Attending to this matter, tel. direct line, fax direct line	Your date	Your reference
KF/Anders Örbom, +46 26 260 10 30		

07020064

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SUPPL

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

RECEIVED
2007 JAN -3 P 12:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik awarded major materials-handling contract in Bulgaria, dated 7 December 2006, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

PROCESSED
JAN 0 5 2007
THOMSON
FINANCIAL

Anders Örbom
Group Treasurer and VP Finance

SEC-brev 050912 Major order

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

SANDVIK

Press Release

Sandvik awarded major materials-handling contract in Bulgaria

Sandvik Mining and Construction has received an order for materials-handling system from Alstom, a global company for infrastructure in energy and transport.

The order, valued at about SEK 400 M, comprises a turnkey lignite and limestone handling system at the Maritza East 1 power station southeast of Sofia, Bulgaria.

The advanced system has a capacity exceeding 32,000 tons per day. The Sandvik delivery will include a train unloading station, stacker/reclaimers, belt conveyors, crushers and a limestone handling system. The coal-fired power plant is scheduled to start operations in 2009.

Earlier this year, Sandvik completed the delivery of a materials-handling system for coal and iron ore for the port of Burgas in Bulgaria. The Maritza East 1 project is strategically important for Sandvik in establishing close cooperation pending Alstom's continued expansion plans in the power sector.

"In 2006 we have received orders exceeding SEK 1,000 M for handling systems for coal-fired power stations. Sandvik with its comprehensive knowledge in mining, handling and preparation of coal is well placed to capture the future opportunities," says Lars Josefsson, President of Sandvik Mining and Construction.

Sandviken, 7 December 2006

Sandvik AB; (publ)

For further information, contact Lars Josefsson, President Sandvik Mining and Construction, tel +46 26 26 51 51.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems and sorting systems. The Group has 39,000 employees and representation in 130 countries, with annual sales of approximately SEK 63,000 M.

Sandvik Mining and Construction is a business area within the Sandvik Group and a world-leading manufacturer of drilling and excavation machinery, tools and service for the mining and construction industries. Annual sales amount to SEK 20,600 M, with about 10,600 employees.